
ABV
TECHNOLOGY

INVEST IN **ABV TECHNOLOGY**

Transforming NA Beer, Wine, and Spirit Beverage Production with Revolutionary Equipment & Services

abvtechnology.com Saint Paul, MN

Highlights

1. Non-Alcoholic (NA) is the fastest growing category of the beverage industry – to reach $250B by 2028

2. Market Size = 11,620 wineries, 9,709 breweries, 2,709 cideries, 1,628 kombucheries in the US alone

3 NA functional beverages & adaptogenic global market size to hit $340B by 2030*

4 120+ breweries and wineries in Minnesota repeatedly use our service center, 50% market share

5 90%+ repeat customers in Minnesota and plan to exceed $1M in revenue (40% ARR) in 2024*

6 50+ locations in the US could host a service center with each $1.5M in potential ARR*

7 Previous exit from the founders team $125M+

8 * Forward looking projections cannot be guaranteed

Featured Investors



Ben Burgum

Invested $200,000

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Syndicate Lead

I am an entrepreneur cheerleader and angel investor who is passionate about helping businesses and non-profits acomplish thier goals.

"I'm proud to stand with ABV Technology as they lead the way in revolutionizing the beverage industry. Their innovative technology and services are a game-changer for beverage makers, offering them the tools to increase efficiency, ensure safety, and stay competitive in a rapidly evolving market. By making operations faster and more reliable, ABV Technology is empowering companies to produce exceptional products with confidence. I believe their impact will be felt across the industry, and I'm excited to be part of this exciting growth."

Hill Capital Corporation

Invested $1,000,000

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Hill Capital Corporation is an investment fund providing private businesses with Capital and Community to grow. Our target investments are $500,000 to $1m in established founder-led businesses with presence in the Great Northern Region of the US.

Patrick E. Donohue, Managing Partner & CEO

"We were drawn to ABV Technology by the exceptional quality of its founders—Ben, Patrick, and Kurt—and their unique ability to help beverage companies capture the growing demand for non-alcoholic products. Their innovative equipment and deep industry expertise empower brands to create consistent, high-quality offerings. Based in St. Paul, ABV Technology has proven its model locally, with a significant opportunity for nationwide expansion."

Jason Trask

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"As someone who has been looking for more N/A beverage options but believes in supporting local craft breweries, ABV is a game changer. By developing technology that empowers smaller breweries to generate N/A versions of their existing products, ABV is blowing open the doors of an extremely high demand space to the quality and creativity of the craft beverage industry. As an engineer who's worked in scaling of emerging technologies for over 10 years, I'm extremely impressed by ABVs ability to solve such complex problems in efficient and scalable equipment designs. I'm looking forward to watching them transform the craft beverage space."

Our Team

Ben Jordan Founder | CEO

Lead the development of specialized asset and environment monitoring tools for the US Dept. of Defense in conjunction with Army Research Labs as CEO at Sense AI. MPhil, PhDc Biology, Harvard; BS, Computer Science, University of Minnesota.

Patrick Frimat Founder | VP Business Development

French/American serial entrepreneur with a successful track record as an

international sales and marketing executive in multiple industries. Grew last company in the security industry to $50M revenue with an exit at $150M+ to Fortune 500. Double Msc in EE



Kurt Koppelman Founder | CIO

Entrepreneur and software engineer. Extensive experience in development methodologies, compliance standards, coding languages and problem domains. CTO/Owner of Clockwork, contributed to digital transformation (United Way, YMCA...). BS in IE and Management

Better For You Beverages are on the Rise

> *Click to Download Investor Docs Below*

- **Pitch Deck**
- **Financial Summary**


ABV
TECHNOLOGY
Who is ABV Technology?

Founded in 2017, ABV Technology makes products and offers services for the craft beverage industry to create flavorful and high quality reduced and non-alcoholic beverages.

The quest to prove that non-alcoholic beverages can be processed using technology that kept your hard work and craft in mind began, and we soon found that demand for great tasting non-alcoholic beverages far outweighed supply.

outweighed supply.

With each founder having unique backgrounds in IT, Sales and Engineering, they assembled a dream team to bring their innovative technology to life! Today ABV Technology manufactures their Equalizer, Pasteurizer, and Analyzer equipment on site in St. Paul, MN and offers a service facility model for beverage processing.


ABV
TECHNOLOGY
Why are we here?

Here's the situation

- The healthier beverage demand is large and expanding
- Consumption of these beverages is an international trend, especially in younger cohorts
- For those that haven't reduced alcohol consumption, the majority say they would if more options were available

The problem for craft beverage producers

- Beverage producers see the growth in Non-Alcoholic, Low-Alcoholic, Reduced-Alcoholic, and Better for You categories
- Legacy recipes are well characterized, low risk, and have market acceptance
- Diversifying their beverage portfolios brings new customers in distribution and in the tap/tasting rooms
- Reducing / removing alcohol requires special equipment ($)

- These new types of beverages require specialized labeling of ABV, calories and nutrition ($)
- They also require special attention to quality, shelf stability and longevity ($)


ABV
TECHNOLOGY
What we can do!

This is where we come in

We've raised over 9M+ and have invested those dollars to create unique and patented technology that every NA beverage producer can use.

Our 3 Products Offerings:

1. Remove Alcohol: **EQUALIZER**
2. Make it Safe: **PASTEURIZER**
3. Inform Accurately: **ANALYZER**


ABV
TECHNOLOGY
Our Equalizer

Fermentation matters

Our Equalizer series uses a low temperature, low pressure vacuum filtration specially designed to create some of the best non-alcoholic

beverages on the market. This unique filtration equipment maintains flavor, color and aroma of the input beverage, allowing you to create a crafted NA beverage from your trusted recipes.

How it works

Starting from a tank of beer, wine, cider or Fermented Beverage (FB) , an operator can create two beverages out of one trusted recipe. The Equalizer series filters the input beverage into a clear FB ready to be finished into hard seltzer while also creating a flavorful non-alcoholic beverage maintaining flavor, color, and aromas. The equipment can also operate in a keg to keg configuration where the beverage is degassed if necessary prior to processing and then re-carbonated inline.


Input:
Alcoholic Beverage
1 bbl @
X % ABV
Input: Water
1 bbl
(RO/GAC/DO)
Filtrate
Mixing
Stage 1:
Aroma
Capture
Stage 2:
Flavor
Separation
Aroma+Flavor
NA Mixing
Output: Filtrate
0.95 bbl at X % ABV
Output: NA Beverage
0.95 bbl at <0.5% ABV
Patented Two-Stage, Low Temperature Vacuum Separation with Aroma Capture

Innovation, reliability, and precise performance

- Two-stage evaporative vacuum separation is a top-tier technology choice
- Competition is expensive and incompatible with craft

- Competition is expensive and incompatible with craft
- Gentle, repeatable, and fully automated process for making *all kinds* of NA.
- Easy to use and clean
- Intelligent software with real-time cloud monitoring service ensures quality and uptime
- Patent filed in June 2020 for EQ-x000. Continuation in part for EQ-x100 in Q4 2021
- Scalable to 1, 3, 5+ bbls per hour
- No additional permitting or licensing required to operate the Equalizer filtration equipment in the US per the TTB. This feature opens up opportunities for beverage manufacturers of all sizes to utilize the Equalizer technology


Dealcoholization
ABV TECHNOLOGY

What's happening

- **Safety Fears**: Industry leaders (Brewers Association & FDA) have convinced the market of requirement
- **Better Choice**: Existing tunnel pasteurizers are expensive to buy >$100k+ and their footprint is too large for the average beverage producer

Why pasteurize

In the beverage industry, pasteurization serves as a vital quality control step.

- **Microbial Safety**: Pasteurization ensures that harmful bacteria, yeast, and molds are neutralized
- **Extended Shelf Life:** By pasteurizing, confidently distribute your products over longer distances and timeframes
- **Stability**: Stable beverages maintain their intended taste profile, appearance, and aroma
- **Consistency**: Pasteurization ensures that each bottle, can, or keg tastes the same, building brand trust and loyalty among consumers
- **Export and Distribution**: Exported beverages face different challenges, and pasteurization helps maintain quality throughout the supply chain

Pasteurization safeguards beer quality, enhances stability, and enables beverage producers to share their creations worldwide.

How does Dry Tunnel Pallet Pasteurization work

Pasteurize entire packaged pallets of beverages, including labeled products and boxes, without de-palletizing. This dry air pasteurization system combines intelligent airflow and mixing technology with smart sensing to ensure uniform pasteurization in packaging formats of all kinds.

- **Smart**: Rotation + Sensing + Agitation + Spacing
- **Fast**: Pasteurize a stacked pallet of **packaged** beverages in < 1h
- **Uniform**: Sensor-array monitored temperatures guarantees every can is uniformly pasteurized
- **Small Footprint:** 8’ x 8’ x 10’
- **Flexible**: Bottles or cans in cases or flats of wine, beer, cider… and kegs too
- **Low Operating Cost**: Integrated LP/Nat Gas Heating; no steam or boiler required


Pasteurization
ABV TECHNOLOGY



ABV TECHNOLOGY

Our Analyzer

Out with the old

Measurement of ABV and Calories is either inaccurate, expensive, or time consuming for craft breweries when using remote 3rd party options.

There's increased pressure from the FDA and TTB to provide more information on labels. Errors in this measurement are expensive and recalls due to mislabeling are commonplace–especially in NA beverage products.

In with TTB-compliant measurements

- Approved by 3rd party TTB certified chemical engineers while compared to other valid methods. Competition is $3X to $4X
- Flexible for use with **ALL** beverage types
- Compact bench top device made of industrial grade steel
- Fits well in any lab environment or beverage manufacturing facility
- Includes a touch screen interface with simple plug and play operation
- Dedicated support from ABV Technology
- Network connectivity and remote monitoring

- Easy to operate, clean, and maintain


Analyzation
ABV TECHNOLOGY
AB-1000
START
Ready to Run
ABV
TECHNOLOGY

ABV TECHNOLOGY — Our Service Facilities

Partnerships in the making

We offer Dealcoholization, Pasteurization, and Lab Services using our 3 Product Offerings: **Equalizer + Pasteurizer + Analyzer**

Our Service Facility Center Model:

- We retain ownership of the equipment and of the service customer base
- Partner provides facilities and contract brewing+packing
- Allow beverage makers to ship product to our service facilities

- Dealcoholize their beverages, pasteurize them, analyze, and ship them back
- This makes our technology available to *ALL* producers
- Future Track: Deploy more service facilities around the country
- Starting at $130/bbl ($0.50 per pint) and Volume Discounts to $45/bbl ($0.11 per pint)
- Generates $1.5M of revenue per location per Equalizer annually at 20% net margin =$300k profit
- We have a running book of service business valued at ~2M to date

ABV TECHNOLOGY

Our Service Model

Bring beverages to the equipment

- Similar to mobile canning but a customers fermented beverages are brought/shipped to a service facility
- **Validated in Minnesota**: More than 70 breweries and 300+ recipes through our HQ service facility
- Partner beverage producers in high-density regional clusters offer capacity to nearby breweries, wineries, cider-makers, and other beverage manufacturers
- Over 50+ like locations in the United States alone



Vancouver
Winnipeg
WASHINGTON
MONTANA
Montreal
NEW BRUNSWICK


United States
OREGON
IDAHO
NEVADA
UTAH
COLORADO
KANSAS
ARIZONA
NEW MEXICO
TEXAS
ILLINOIS
ARKANSAS
GEORGIA
Sacramento
San Francisco
Las Vegas
Ciudad Juárez
Houston
Nashville
Jacksonville
Washington
Toronto
Ottawa
Mexico
Monterrey
Havana
Cuba
The Bahamas
Bermuda
Turks and Caicos Islands
Guadalajara
Craft BEER.COM

Map Source: CraftBeer.com

Regional snapshots of great wine hot spots

Map of the US vineyards: Over 1M acres in different Wine Regions and AVAs (American Viticultural Areas). Today wine is produced in all 50 US states with vines planted in more than 30 states.


CANADA
Seattle
WASHINGTON
Portland
OREGON
IDAHO
MONTANA
DAKOTA DU NORD
MINNESOTA
MAINE
VERMONT
NEW HAMPSHIRE
Boston
MASSACHUSETTS
RHODE ISLAND
CONNECTICUT
DAKOTA DU SUD
Minneapolis
WISCONSIN
MICHIGAN
NEW YORK
WYOMING
Detroit
PENNSYLVANIE
New York
NEW JERSEY
IOWA
Chicago
NEVADA
Salt Lake City
Cheyenne
NEBRASKA
INDIANA
OHIO
DELAWARE
MARYLAND
San Francisco
UTAH
COLORADO
ILLINOIS
VIRGINIE OCC.
Washington
VIRGINIE
Richmond
KANSAS
Kansas City
Saint Louis
MISSOURI
KENTUCKY
Las Vegas
CALIFORNIE
CAROLINE DU NORD
Nashville
TENNESSEE
Los Angeles
ARIZONA
Santa Fe
Oklahoma City
OKLAHOMA
Little Rock
Columbia
Phoenix
NOUVEAU-MEXIQUE
ARKANSAS
Atlanta
CAROLINE DU SUD
Pacific Ocean
ALABAMA
GÉORGIE
LOUISIANE
MISSISSIPPI
Vineyards.com
TEXAS
Bâton-Rouge
Austin
Houston
La Nouvelle-Orléans
FLORIDE
MEXICO
Gulf of Mexico
Miami
(km) 150
(mi) 116

Map Source: Vineyards.com

ABV TECHNOLOGY

Total Addressable Market

US Beer, Wine and Other Beverage Segmentation

Products and services are relevant at most segments of US Beverage Market:

- **Equalizer (EQ)** is scalable to fit any size producer. Customization at larger scales
- **Pasteurizer** (PZ) is scalable to fit any size producer
- **Analyzer (AZ)** for small to medium producers as main, and large as secondary/specialized

US Market Segmentation		
Number of Breweries - 2023		
Non Craft	More than 1M bbls/year	157
Large Regional	1M<bbls/year<30k	90
Regional	30k< bbls/year<7k	600
Micro Breweries	7k <bbls/year<1.6k	5444
Brew Pub	Less than 1.6k bbls/year	3418
	Total	9709

US Market Segmentation		
Number of Wineries - 2023 *(Including Cider Makers)*		
Large	>500k cases/year	71
Medium	50k> cases/year>500k	255
Small	1k> cases/year>50k	5512
Limited Production	Less than 1k cases/year	5708
	Total	11546

US Beer Hardware Total Addressable Market (TAM)

Assuming the segmentation needs and a standard cost of $320k per bbl/h throughput

- **Non-Craft:** Higher performance DeAlc (Equalizer - 20x+ machine) and no Analyzer measurements
- **Large Regional:** Mid-range DeAlc (Equalizer - 3x machine) and no Analyzer measurements
- **Regional:** Entry level DeAlc (Equalizer - 1x machine) and Analyzer measurement sales
- **Micro:** Analyzer measurement sales
- **Taproom:** No Hardware

US Brewery Addressable Hardware Market						
in $k			Hardware			
Segment	#	bbls in 2023	bbls/h	EQ @ $320k per bbls/h	PZ @ $60k	AZ @ $13k

Non Craft	157		20x	$1,004,800	$188,400	
Large Regional	90	10,000,000	3x	$86,400	$16,200	
Regional	600	7,000,000	1x	$192,000	$36,000	$7,800
Micro Breweries	5444	4,245,324				$70,772
Brew Pub	3481	1,705,646				
Market Size	9709	22,950,970		$1,283,200	$240,600	$78,572

Global Beer Hardware TAM

Global Brewery Addressable Hardware Market

in $M		Beer	Cider	Wine	Labs	Total
United States	Brewery Equipment	$1,474	$147.4	$1,621		$3,242
	Measurement Equipment	$79	$7.9	$86	$1.3	$173
Canada	Brewery Equipment	$147	$14.7	$162		$324
	Measurement Equipment	$6	$0.6	$7	$0.1	$14
Europe	Brewery Equipment	$1,621	$162.1	$1,784		$3,567
	Measurement Equipment	$69	$6.9	$76	$1.3	$152
Rest of World	Brewery Equipment	$590	$59.0	$649		$1,297
	Measurement Equipment	$7	$0.7	$8	$1.3	$15
	Brewery Equipment Total	$3,832	$383.2	$4,216		$8,431
	Measurement Equipment Total	$161	$16.1	$177	$4.0	$358

US Beer Service Facilities TAM

- ABV has developed DeAlc as a service for producers which cannot afford to buy equipment
- Combined customer NA+Filtrate outputs average to $130/bbl processed
- Based on 10% of total production being NA in mature markets: $70M of annual revenue

US Brewery Addressable Service Market			
in $M			Recurring (annual)
Segment	#	bbls	Service @ $130/bbl
Non Craft	157		
Large Regional	90	10,000,000	
Regional	600	7,000,000	
Micro Breweries	5444	4,245,324	$55,189,212
Brew Pub / Taproom	3481	1,705,646	$22,173,398
Market Size	9530	22,950,970	$77,362,610

**10% of total volume*

Global Beer Service Facilities TAM

Global Brewery Addressable Service Market				
in $M	Beer	Cider	Wine	Total
United States	$77	$7.7	$85	$169
Canada	$8	$0.8	$8	$17
Europe	$85	$8.5	$93	$186
Rest of World	$31	$3.1	$34	$68
Recurring Services (annual)	$200	$20.0	$220	$440

Partnership Line-Up

It takes a village

- **Over 100 Service Customers** are making non-alcoholic (NA), low-alcoholic (LA) and sugar-free/gluten-free seltzer filtrate beverages (mainly out of our St. Paul, MN headquarters)
- **60 Analyzers** built, and 15 deployed to customers, 13 as hardware sales and 2 as service
- **16 Equalizers** built, 10 actively deployed, 2 at partnerships in Chicago and New York
- **Pasteurizer** is in final testing and deployment phase, with multiple producers holding reserved units and service customers in line

What they're saying

"ABV Technology played a pivotal role in launching one of Minnesota's first canned non-alcoholic beers since Prohibition. Their cutting-edge alcohol removal technology made non-alcoholic beer a viable option at the craft scale, which has been instrumental in the success of our 'Nah' brand. We are proud to partner with such a skilled and forward-thinking team."

Matt Schwandt, President - Bauhaus Brew Labs, Minneapolis, MN.


BAUHAUS
BREW LABS


WOODEN HILL
BREWING COMPANY
EST 2018
EDINA MN
W
H

"Our Hard Seltzer sales have grown consistently through the years and ABV Technology has been a close ally every step of the way. Their communication and professionalism has always been top notch, and they've come in clutch for us on so many occasions when we needed a short turnaround or specialty order."

James Ewen, Co-Founder & Director of Brewing Operations
Wooden Hill Brewing Company. Edina, MN.

"We have used ABV for several years now and have found their services exceptional. ABV has been


NINE MILE
BREWING COMPANY

very flexible and accommodating in scheduling our NA runs as well as getting us seltzer on short notice. Overall we have been extremely happy in our working relationship with ABV."

Bob Countryman, Founder
Nine Mile Brewing. Bloomington, MN.



Photo by Jordan Wipf

"While searching for someone to conduct our analytical testing for a new beverage, ABV Technology was very responsive to my inquiries as well as very cost effective with quick lead times to get started. Now that testing is underway in an area with little previous knowledge, ABV has been very helpful in answering questions to help us understand results and bring us up the learning curve."

John Hensley, Founder & CEO - Johnny Whites, Atlanta, GA.

"ABV Technology has been a great resource for a neutral hard seltzer base. I'm able to quickly get what I need for our taproom without tying up a tank for a couple weeks."

Trevor Wirtanen, Co-Owner
Oliphant Brewing. Somerset, WI.

ABV TECHNOLOGY

NA Beverages Making Headlines

The largest news sources are covering it

The New York Times

What to Know About Non-Alcoholic Beverages

Sales of NA beer, wine and spirits are soaring. What's in them and how healthy are they?

Share full article 446


NA
NA



By Dana G. Smith

Published Aug. 17, 2024 Updated Aug. 19, 2024

Nonalcoholic beverages used to be the butt of jokes. Now, they're the fastest-growing sector of the alcohol market. Sales of nonalcoholic beer, wine and liquor increased by 32 percent from 2022 to 2023, while total alcohol sales grew by just 1 percent. As of early 2024, the top-selling beer at Whole Foods was nonalcoholic.

This growth likely stems from increasing awareness of the health harms of alcohol and a rising interest in sobriety and moderation. One recent study found that health consciousness, curiosity and a desire to avoid the negative effects of alcohol (like hangovers) were among people's top reasons for consuming nonalcoholic beverages. There are also many more — and better — nonalcoholic options on the market today.

Forbes

Gen Z Is Drinking Less Than Ever

Lela London Senior Contributor

Lela is a London-based writer and editor who covers food and drink.

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0

Aug 25, 2024, 02:52pm EDT





Recent data shows Gen Z consumers are drinking less alcohol than ever in the UK GETTY

CNBC WATCH LIVE

FOOD & BEVERAGE

As booze alternatives take off, more nonalcoholic drink makers promote health benefits as the next buzz

PUBLISHED SAT, AUG 17 2024 8:00 AM EDT

Ece Yildirim
@ECEDYILDIRIM1
@IN/ECEDYILDIRIM/

WATCH LIVE





Mimi Lam, co-founder and chief executive officer of Superette, arranges cannabis-infused beverages at the Superette Sip 'N' Smoke cannabis dispensary in Toronto, Ontario, Canada, on Monday, Oct. 25, 2021.

Della Robbins | Bloomberg | Getty Images

We're included in the conversation

The Minnesota Star Tribune

BUSINESS

Beer sales are waning. Can NA brews buoy the industry?

Amid rapid national growth of nonalcoholic beers, new challenges face brewers hoping to have something for everyone at Minnesota taprooms.

By Brooks Johnson
The Minnesota Star Tribune

AUGUST 1, 2024 AT 5:59PM

Just three words from the Brewers Association were enough to tank what had been a booming business for a local nonalcoholic beer supplier.

"Is it safe?"

Ben Jordan's company, ABV Technology, had been in high demand from Minnesota breweries eager to add NA options to their tap lists. More than half of Minnesota's taprooms had a zero-proof brew to order at the start of this year. But the

association's decree – that without pasteurization, brewers were putting drinkers at risk – reversed that momentum.

"My sales dropped 30 percent," Jordan said.

While ABV quickly came up with a more affordable pasteurization method for NA kegs and cans right on the pallet that helped sales recover in recent months, Jordan knows there are more challenges to push NA beyond the "tip of the iceberg."

"We're talking about the fastest-growing product in a market when breweries need growth," Jordan said.

MINNEAPOLIS/ST. PAUL
BUSINESS JOURNAL

< BUSINESS OF MANUFACTURING

Manufacturing · Minnesota Manufacturing Awards

2023 Minnesota Manufacturing Awards: ABV Technology sees boom in NA beverage business

Product Innovation of the Year




Image: Erik Eidem

Ben Jordan is CEO of ABV Technology.

Big investments are already being made

THE WALL STREET JOURNAL.

EXCLUSIVE RETAIL

America's Biggest Nonalcoholic Beer Brand Doubles Its Valuation

Athletic Brewing closes its latest financing round, which values the company at roughly $800 million

By *Lauren Thomas* Follow

Updated July 9, 2024 12:03 pm ET

Share Resize 196 Listen (1 min)


ATHLETIC BREWING CO
NON-ALCOHOLIC BREWS
ATHLETIC
ATHLETIC LITE
ATHLETIC BREWING CO
ATHLETIC BREWING CO
ATHLETIC BREWING CO


ATHLETIC
BREWING CO

A display at an Athletic brewery earlier this year. The company is taking steps to double its brewing capacity. PHOTO: EVAN ANGELASTRO FOR THE WALL STREET JOURNAL

TechCrunch

Startups

TechCrunch Minute: Investors pour money into non-alcoholic beverages

Anthony Ha / 9:00 AM PDT • July 31, 2024 Comment


Non-alcoholic drinks are shaking up Silicon Valley | TechCrunch Minute
Watch later
Share
HEALTHY BEVERAGES ARE TAKING OVER VC
Supports Digestive Health
OLIPOP
ATHLETIC BREWING CO.
RUN WILD
NON-ALCOHOLIC IPA
Watch on YouTube

Street & Smith's
SBJ SPORTS BUSINESS JOURNAL

MARKETING AND SPONSORSHIP

Marketing and Sponsorship: Behind Athletic Brewing, Heineken 0.0 and others, non-alcoholic beers are earning more sports share

8.26.2024



BY TERRY LEFTON

Beer has long been the lifeblood of spectator sports. More than 140 years ago, the American Association challenged the National League's dominance in baseball by selling alcohol at its games, after which it was labeled the "beer and whiskey league.

Nowadays, the overall domestic beer category is shrinking, and the rise of non-alcoholic beers is its biggest growth area. Non-alcs remain a small portion of the market between 1% and 2%, but their growth over the past five years, upward of 20% per annum, has been a revelation. Consequently, beer marketing budgets are moving in that direction.

Global category share leader **Heineken**'s 0.0 NA beer, launched in 2017, boosted the category with the first Super Bowl NA beer spot last season. It is leveraging the brand further with dedicated packaging sold at this week's U.S. Open, and has been activating it in conjunction with its leaguewide **F1** sponsorship rights and at the Coachella music festival.


Heineken®
0.0

ABV TECHNOLOGY

Where Your Investment Will Go

How we will grow*

- Add more service partnerships
- Expand marketing efforts
- Accelerate Equalizer, Pasteurizer, and Analyzer sales
- Expand into EU, AUS, ME, AP
- Build reseller channels
- Revenues to $1M by end of 2024, $4M by 2025
- Cash flow positive in 2024

How you can join us

- We're looking to connect with more humans in the Beer, Wine, Cider, Spirits and Better-for-You Beverage categories
- Our search for industry sales personnel continues... know anyone?
- Invest and help us successfully fund our $2M crowd funding campaign here on Wefunder

ABV TECHNOLOGY

Our Financials

6 Year P&L	2023	2024	2025	2026	2027	2028	2029
Sales	$ 982,616	$1,567,101	$4,907,053	$6,998,483	$8,965,017	$11,052,125	$12,974,702
Hardware	$ 575,473	$ 999,558	$3,339,000	$4,593,000	$5,634,000	$ 6,780,000	$ 7,420,000
BE Hardware	$ 497,000	$ 620,000	$2,610,000	$3,540,000	$4,230,000	$ 5,160,000	$ 5,800,000
ME Hardware	$ 78,473	$ 379,558	$ 729,000	$1,053,000	$1,404,000	$ 1,620,000	$ 1,620,000
Service	$ 407,143	$ 567,543	$1,568,053	$2,405,483	$3,331,017	$ 4,272,125	$ 5,554,702
BE Service	$ 407,143	$ 554,543	$1,518,553	$2,319,983	$3,209,517	$ 4,114,625	$ 5,361,202
ME Service	$ -	$ 13,000	$ 49,500	$ 85,500	$ 121,500	$ 157,500	$ 193,500
growth	*6%*	*59%*	*213%*	*43%*	*28%*	*23%*	*17%*
Cost of Sales	$ 1,078,504	$1,031,468	$2,648,675	$4,102,777	$5,210,846	$ 6,512,777	$ 7,656,352
COGS	$ 555,592	$ 497,397	$1,643,382	$2,565,926	$2,998,682	$ 3,719,161	$ 4,078,868
Service COGS	$ 522,912	$ 534,072	$1,005,294	$1,536,851	$2,212,164	$ 2,793,616	$ 3,577,484
Gross Margin	**$ (95,888)**	**$ 535,633**	**$2,258,377**	**$2,895,707**	**$3,754,171**	**$ 4,539,348**	**$ 5,318,350**
margin %	*-9.76%*	*34.18%*	*46.02%*	*41.38%*	*41.88%*	*41.07%*	*40.99%*
Hardware Gross Margin	**$ 19,881**	**$ 502,161**	**$1,695,618**	**$2,027,074**	**$2,635,318**	**$ 3,060,839**	**$ 3,341,132**
margin %	*3.45%*	*50.24%*	*50.78%*	*44.13%*	*46.78%*	*45.15%*	*45.03%*
Service Gross Margin *	**$ (5,112)**	**$ 70,556**	**$ 641,204**	**$ 960,482**	**$1,224,106**	**$ 1,597,165**	**$ 2,095,875**
margin %	*-1.26%*	*12.43%*	*40.89%*	*39.93%*	*36.75%*	*37.39%*	*37.73%*
Expenses							
R&D	$ 564,651	$ 501,754	$ 539,636	$ 560,229	$ 581,826	$ 604,479	$ 628,238
% of sales	57.46%	32.02%	11.00%	8.01%	6.49%	5.47%	4.84%
Sales	$ 316,819	$ 371,812	$ 507,863	$ 724,918	$ 973,703	$ 1,170,466	$ 1,374,134
% of sales	32.24%	23.73%	10.35%	10.36%	10.86%	10.59%	10.59%
G&A	$ 340,628	$ 408,591	$ 373,830	$ 385,587	$ 442,760	$ 503,050	$ 521,201
% of sales	34.67%	26.07%	7.62%	5.51%	4.94%	4.55%	4.02%
Total Expenses	$ 1,222,098	$1,282,157	$1,421,329	$1,670,733	$1,998,289	$ 2,277,995	$ 2,523,573
Operating Profit	**$(1,317,986)**	**$ (746,524)**	**$ 837,048**	**$1,224,973**	**$1,755,882**	**$ 2,261,353**	**$ 2,794,777**
Operating Margin	*-134.13%*	*-47.64%*	*17.06%*	*17.50%*	*19.59%*	*20.46%*	*21.54%*
Interest Expenses	$ 86,016	$ 119,707	$ 107,446	$ 111,200	$ 109,977	$ 108,778	$ 108,601
EBIT	**$(1,404,002)**	**$ (626,817)**	**$ 944,494**	**$1,336,173**	**$1,865,860**	**$ 2,370,131**	**$ 2,903,378**
Depreciation	$ 138,322	$ 92,710	$ 98,056	$ 114,811	$ 131,566	$ 148,321	$ 148,321
EBITDA	**$(1,265,680)**	**$ (534,108)**	**$1,042,550**	**$1,450,985**	**$1,997,426**	**$ 2,518,452**	**$ 3,051,699**
%		*-34.08%*	*21.25%*	*20.73%*	*22.28%*	*22.79%*	*23.52%*
Interesting Metrics							
Max Machine Loan Balance	$ 322,720	$ 140,748	$ 64,390	$ -	$ -	$ -	$ -
Cash Low Point	$ (149,273)	$ (43,121)	$ (260,582)	$ 224,283	$ 688,053	$ 938,787	$ 1,728,107
7x EBITDA	-$9,828,015	-$3,738,754	$7,297,848	$10,156,892	$13,981,982	$17,629,165	$21,361,896
10x EBITDA	-$14,040,022	-$5,341,077	$10,425,497	$14,509,845	$19,974,259	$25,184,522	$30,516,994

** Forward looking projections cannot be guaranteed*

Click to Download Investor Docs Below

- **Pitch Deck**
- **Financial Summary**

Statement From The CEO

> *"I want to personally thank you for considering an investment in ABV Technology. Your support means the world to us, and we're excited about the future we're building together. We've spent the last few years developing cutting-edge solutions that empower beverage producers to create high-quality non-alcoholic, low-alcohol, and better-for-you products. Now, with your help, we're on the cusp of significant growth, and it's an exciting time to be part of this journey.*

> *At ABV Technology, we're committed to staying ahead of industry trends and meeting the evolving needs of beverage producers and consumers alike. With the rise in demand for healthier, non-alcoholic beverages, we believe our patented products like the Equalizer, Analyzer, and Pasteurizer offer the industry's best solutions. These innovations will help producers improve the quality, safety, and efficiency of their operations, allowing them to thrive in an increasingly competitive market.*

> *A successful crowdfunding campaign through Wefunder will enable us to expand our service centers across the country, bringing our technology to the thousands of breweries and wineries that cannot afford significant upfront investments. This will provide a new avenue for them to produce exceptional NA and low-alcohol beverages, further strengthening the NA movement and ABV Technology's position in the market. Your investment will allow us to scale our operations, unlock new revenue streams, and drive long-term profitability.*

Looking ahead, we have ambitious plans. From deploying our new pasteurization solutions to enhancing our measuring technology, we're focused on continuous innovation. With your investment, we can accelerate our timeline and bring more groundbreaking products to market. By 2025, we expect to reach profitability, and with our service model generating high-margin recurring revenue, we're confident in our ability to grow sustainably.

Thank you for believing in ABV Technology. Your investment will fuel our vision, allowing us to deliver on our promise to revolutionize the beverage industry. Together, we can create a future where high-quality, better-for-you beverages are accessible to all, and we can't wait to share that future with you."

Ben Jordan | Founder & CEO